CLASS A DISTRIBUTION PLAN

ADDENDUM TO SCHEDULE

THE CALVERT FUND

Calvert Ultra-Short Floating Income Fund

Class A Distribution Plan expenses incurred by Calvert Ultra-Short Floating Income Fund pursuant to this Plan may not exceed, on an annual basis, 0.50% of the Fund's daily net assets.

Date: June 7, 2006